DAVID M. LOEV, ATTORNEY AT LAW
                         2777 ALLEN PARKWAY, SUITE 1000
                                HOUSTON, TX 77019
                            TELEPHONE (713) 524-4110
                            FACSIMILE (713) 524-4122

                                October 26, 2005

Ms. Amanda McManus                                    VIA FAX AT(202) 772-9209
Division of Corporate Finance                         ------------------------
United States Securities and Exchange Commission            AND VIA EDGAR
450 Fifth Street, N.W.                                      -------------
Washington, D.C. 20549
Phone: (202) 551-3412

RE:     National  Parking  Systems,  Inc.
        File  No.  000-49933
        Preliminary  Information  Statement  on  Form  14C
        Filed  on  October  11,  2005

Dear  Ms.  McManus:

     In response to your letter dated October 25, 2005, National Parking Systems, Inc. (the "Company") has the following responses:

1) We have revised our information statement to briefly state the reasons for the proposed name change to BioStem, Inc., namely that the Company is making the name change to look more attractive for a merger or acquisition with companies in the stem cell field. The Company has not however entered into any preliminary or definitive agreements with any companies in connection with a merger or acquisition, and has no agreement to do so.

2) The amendment to the Articles regarding the Directors being governed by the Bylaws was not meant to amend the Company's Bylaws. Instead, the Company had been advised from other counsel, that its reading of the Articles as written requires  the  Company  to  have  three (3) Board of Directors at all times. The
Company, through the proposed amendment simply wished to clarify its original intention, that while the Company was originally formed with three (3)
directors, that the number and election of Directors should be governed by the Bylaws. In this regard, the Company is revising its proposed amendment to its Articles of Incorporation to state the following:

     "The number of the directors may, pursuant to the Bylaws, be increased or decreased by the Board of Directors at any time, provided there shall be no less than one (1) nor more than nine (9) Directors."


                         Yours  Very  Truly,


                         /s/ John S. Gillies
                         -----------------------------------
                         John  S.  Gillies,  Associate
                         David  M.  Loev,  Attorney  at  Law

                         NATIONAL PARKING SYSTEMS, INC.
                                200 HANOVER PARK
                                    SUITE 120
                                ATLANTA, GA 30350
                            TELEPHONE (770) 650-0102
                            FACSIMILE (770) 650-7215

                                October 26, 2005

Amanda McManus                                        VIA FAX AT(202) 772-9209
Division of Corporate Finance                         ------------------------
United States Securities and Exchange Commission            AND VIA EDGAR
Mail Stop 4561                                              -------------
450 Fifth Street, N.W.
Washington, D.C. 20549
Phone: (202) 551-3412

RE:     National Parking Systems, Inc.
        File  No.  000-49933
        Preliminary Information Statement on Form  14C
        Filed  on  October  11,  2005

Dear Ms. McManus:

National Parking Systems, Inc. (the "Company") acknowledges that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in the filling;

     o staff comments or changes made in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o the Company may not asset staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                               Very truly yours,

                               /s/ Marc Ebersole
                               --------------------------
                               Marc Ebersole,
                               Chief Executive Officer and President